                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                  Under the Securities Exchange Act of 1934*



                             PURE RESOURCES, INC.
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)


                                  74622E 10 2
                                (CUSIP Number)


                               Jack D. Hightower
                             Pure Resources, Inc.
                           500 West Texas, Suite 200
                             Midland, Texas 79701
                                (915) 498-8600
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 May 25, 2000
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP NO. 74622E 10 2


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only).

       Jack D. Hightower

------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [_]
                                                                       (b) [X]
------------------------------------------------------------------------------

(3)  SEC Use Only

------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)                        PF
                                                               00 (See Item 3)

------------------------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                          [_]

------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization             United States of America

------------------------------------------------------------------------------

     Number of      (7)  Sole Voting Power                       1,950,435 (1)
                    ----------------------------------------------------------
     Shares
     Beneficially   (8)  Shared Voting Power                        32,709,067
                    ----------------------------------------------------------
     Owned by
     Each           (9)  Sole Dispositive Power                      1,950,435
                    ----------------------------------------------------------
     Reporting
     Person With    (10) Shared Dispositive Power                            0
------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                    34,659,502
------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                         [_]

     N/A
------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)              69.3% (2)

------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)                            IN

------------------------------------------------------------------------------

_________________

     (1) Includes shares owned or subject to vested options held by Mr. Hightower; however, it does not include 1,800,000 shares subject to employee stock options owned by Mr. Hightower that are not exercisable within 60 days.

     (2) Based on the approximately 50,000,000 shares of Common Stock outstanding as of May 25, 2000, as reported in the Issuer's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on April 18, 2000.

Item 1.  Security and Issuer.

         The class of equity securities to which this statement (the "Statement") relates is common stock, par value $.01 per share (the "Common Stock"), of Pure Resources, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 500 West Texas, Suite 200, Midland, Texas 79701.

Item 2.  Identity and Background.

   (a)   Name:  Jack D. Hightower.

   (b)   Business address:  500 West Texas, Suite 200, Midland, Texas 79701.

   (c) Present principal occupation or employment: President, Chief Executive Officer and Chairman of the Board of Pure Resources, Inc.

   (d) Mr. Hightower has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e) Mr. Hightower has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding Mr. Hightower was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   (f)   Citizenship: USA

Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Hightower acquired 1,950,335 shares of Common Stock as a result of the merger described below and as further described in Item 4. The remaining 100 shares were purchased by Mr. Hightower for $14.75 per share on May 26, 2000 pursuant to an open market transaction. Mr. Hightower used personal funds as consideration for this acquisition.

         On May 25, 2000, pursuant to an Agreement and Plan of Merger (the "Agreement"), dated as of December 13, 1999, as amended, by and among Union Oil Company of California, a California corporation ("Union Oil"), the Issuer, TRH, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer ("Merger Sub") and Titan Exploration, Inc. ("Titan"), Merger Sub merged with and into Titan (the "Merger").

         In connection with the Merger, Mr. Hightower, the Issuer and Union Oil entered into an Amended and Restated Stockholders Voting Agreement dated April 10, 2000 and effective as of and conditioned upon the consummation of the Merger (the "Voting Agreement"). No consideration was paid by Mr. Hightower in consideration for the Voting Agreement.

Item 4.  Purpose of Transaction.

         As a result of the Merger, each outstanding share of Titan's common stock, par value $0.01 per share ("Titan Common Stock"), was converted into the right to receive 0.4302314 (the "Exchange Ratio") of a share of the Issuer's Common Stock. Additionally, each outstanding option to purchase Titan Common Stock under Titan's stock option plans (the "Titan Options") was assumed by the Issuer and became an option to purchase that number of shares of Issuer's Common Stock equal (subject to rounding) to the number of shares of Titan's Common Stock that was subject to such option immediately prior to the Merger, multiplied by the Exchange Ratio (the "Assumed Option"). The exercise price of each Assumed Option is equal to the quotient determined by dividing the exercise price per share of Titan Common Stock at which the Titan Option was exercisable immediately prior to the effective time of the Merger by the Exchange Ratio, rounded up to the nearest whole cent. The Titan Options became fully vested upon the consummation of the Merger.

         This filing refers to a Voting Agreement in which Union Oil and Mr. Hightower agreed to vote their shares of the Issuer's capital stock to cause two persons designated by Mr. Hightower, up to five persons designated by Union Oil, and one person agreed upon by Union Oil and Mr. Hightower to be elected to the Issuer's board of directors. Under the Voting Agreement, Mr. Hightower will vote to elect to the Issuer's board (a) five designees of Union Oil, if Union Oil owns greater than 50% of the Issuer's Common Stock; (b) four designees of Union Oil, if Union Oil owns greater than 35% but not more than 50% of the Issuer's Common Stock; or (c) two designees of Union Oil, if Union Oil owns greater than 10% but not more than 35% of the Issuer's Common Stock. The Voting Agreement will terminate if Union Oil and its affiliates beneficially own less than 10% of the Issuer's Common Stock or if Mr. Hightower ceases to be the Chief Executive Officer of the Issuer.

         The foregoing summaries of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to copies of the Merger Agreement and the Voting Agreement included as Exhibits 2.1 and 10.1, respectively, to this Statement and incorporated herein in their entirety by reference.

         Except as described in this Statement, Mr. Hightower has not formulated any plans or proposals which relates to, or would result in , any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

   (a)-(b) The number of shares of Common Stock to which Mr. Hightower has sole dispositive and voting power is 1,950,435 (representing approximately 3.9% of the Common Stock outstanding as of May 25, 2000, as represented in the Issuer's Registration Statement on Form S-4 filed on April 18, 2000). Of these 1,950,435 shares, Mr. Hightower has the right to acquire 33,141 shares of Common Stock upon the exercise of vested stock options. Mr. Hightower also holds stock options covering an additional 1,800,000 shares of Common Stock which are not included in this number because they are not exercisable within sixty days. Additionally, by virtue of the Voting Agreement, Mr. Hightower may be deemed to share with Union Oil the power to vote the 32,709,067 shares of Common Stock subject to the Voting Agreement held by Union Oil (representing approximately 65.4% of the Common Stock outstanding as of May 25, 2000).

However, Mr. Hightower has no dispositive power with respect to these shares, and he disclaims any beneficial ownership of the shares of Common Stock held by Union Oil.

   (c) During the past sixty days, Mr. Hightower has not acquired or disposed of beneficial ownership of the Issuer's Common Stock, except as described herein.

   (d)   Not applicable.

   (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

         In addition to the Merger Agreement and the Voting Agreement, Mr. Hightower and the Issuer entered into a Registration Rights Agreement, dated as of May 25, 2000 (the "Registration Rights Agreement") providing Mr. Hightower with the right to require the Issuer on two separate occasions to register shares of the Issuer's Common Stock held by him under applicable securities laws, provided that the shares of Common Stock to be registered have an estimated aggregate offering price to the public of at least $10,000,000, or $20,000,000 on the first occasion. The registration rights agreement also provides Mr. Hightower with piggyback registration rights that will give him the right to include his shares of the Issuer's Common Stock in registrations initiated by the Issuer or any other holder of the Issuer's Common Stock.

         The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to a copy of such agreement incorporated herein by reference as Exhibit 4.1 to this Statement.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 2.1: Agreement and Plan of Merger, dated as of December 13, 1999, by and among Union Oil Company of California, Pure Resources, Inc. (formerly named Titan Resources Holdings, Inc.), TRH, Inc. and Titan Exploration, Inc. (filed as Exhibit 2.1 to Titan Exploration, Inc.'s Current Report on Form 8-K as filed on December 23, 1999, and incorporated herein by reference); Amendment No. 1 thereto, dated as of April 14, 2000, among Union Oil Company of California, Pure Resources, Inc. (formerly named Titan Resources Holdings, Inc.), TRH, Inc. and Titan Exploration, Inc. (filed as Exhibit 2.2 to Pure Resources, Inc.'s Registration Statement on Form S-4 as filed on April 18, 2000 (file No. 333-34970), and incorporated herein by reference).

Exhibit 4.1*: Registration Rights Agreement by and between Jack D. Hightower and Pure Resources, Inc. dated as of May 25, 2000.

Exhibit 10.1: Amended and Restated Stockholders Voting Agreement dated April 10, 2000 by and among Pure Resources, Inc., Union Oil Company of California and Jack D. Hightower (filed as Exhibit 10.20 to Titan Exploration, Inc.'s Annual Report on Form 10-K, as amended, as filed on April 12, 2000, and incorporated herein by reference).

*  Filed herewith.

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   June 5, 2000                     /s/ Jack D. Hightower
                                         --------------------------------
                                         Jack D. Hightower